Filed by Essendant Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Essendant Inc.
Subject Company: Essendant Inc.
SEC File No.: 000-10653
Date: April 12, 2018

Essendant Combination with S.P. Richards

Customer Communications Toolkit

For Internal Use Only

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

COMMUNICATIONS TOOLKIT GUIDELINES

For Use By All Employees Receiving Communications Toolkit Materials

PLEASE READ FIRST: GUIDELINES FOR USING THESE MATERIALS

•	Included in this packet is a set of talking points and Q&A to guide conversations with customers related to Essendant’s agreement to combine with S.P. Richards.

•	Please use the Customer talking points and Q&A to guide your outreach calls to customers you have a lead relationship with.

•	The objective of your conversation is to provide clear and consistent messaging to customers on the ways this transaction will benefit them, and emphasize that until the transaction closes there will be no change to Essendant’s operations, distribution network or product lines.

•	It is absolutely critical that we all speak with one voice. Please do not speculate, make assumptions, address rumors, or discuss any details not provided in this document. Any deviations from this messaging could have very negative consequences for Essendant.

•	If you are asked a question that is not covered in this document, please do not speculate or make up an answer. Instead, take note of the question and respond with the following:

“I am not sure how to answer your question, and I don’t want to provide any information that may not be accurate. I am happy to pass your question along and get back to you.”

•	Refer any questions that you are unable to answer to your SLT team leader.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

CUSTOMER TALKING POINTS

For Use By All Customer-Facing Employees

•	Hopefully you received the email we sent out [earlier this morning] announcing the news that we will be combining with S.P. Richards.

•	We are very excited about this opportunity and I wanted to personally reach out and highlight some of the benefits this transaction will deliver to our customers.

•	Overall, Essendant and S.P. Richards together will create a stronger, more competitive national business products distributor.

•	In recent years, we have worked hard to evolve our business to better meet your needs amid the rapidly changing landscape facing our industry. Today’s announcement represents a major step in that effort, and we look forward to the opportunities that combining with S.P. Richards will create to invest in our business and provide more powerful solutions to help customers like you compete more effectively.

•	By combining the best of Essendant and S.P. Richards, we will be a streamlined, stronger, and more competitive partner, better able to meet your needs.

•	Customers will benefit from:

•	Greater resources to support and partner with the independent dealer channel and resellers in other sales channels, and invest to drive enhanced value for customers, consumers and shareholders;

•	Optimized product assortment of branded and private-label products across a broad set of categories;

•	Enhanced capability to develop and offer innovative solutions to our customers, including value-added marketing and analytics to drive demand; and

•	Consolidated distribution network with greater efficiencies throughout the entire supply chain.

•	We will also have the benefit of combining the significant industry experience from both companies, as Ric Phillips will continue to lead Essendant and be joined by Rick Toppin, S.P. Richards’ President and CEO, who will become COO once the transaction closes.

•	Most importantly, Essendant and S.P. Richards share a customer-first commitment and you can be sure that important aspect of our culture will remain the core of our business.

•	We’re looking forward to all that is to come, but it is important to note that [today’s] news is just the first step as we begin the approval and integration process.

•	Until the transaction closes, which is expected before the end of 2018, Essendant and S.P. Richards will continue to operate as separate businesses.

•	As such, we do not expect any changes in the near term. It is “business as usual” until closing, and Essendant will continue providing you with the same high quality products and services that you have come to expect from us.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

•	Your point of contact remains the same, and you can be sure that our relationship with you remains our top priority.

•	As we have news to share on this process, we will keep you updated. We look forward to enhancing our relationship with you as we begin this exciting new chapter in Essendant’s history.

•	I’m happy to answer any questions you have.

(refer to separate customer Q&A document as needed)

•	As always, thank you for your continued partnership.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

CUSTOMER Q&A

For Use By All Customer-Facing Employees

1.	What does this transaction mean for customers?

•	Until the transaction closes, Essendant and S.P. Richards will continue to operate independently and that means there will be no changes for customers.

•	The combined company will be a stronger and more competitive partner for our customers, by bringing together the best of the two organizations’ marketing capabilities, product assortment and distribution networks into one streamlined offering.

•	Together, we will be better positioned to respond to competitive pressures, and customers will benefit from our enhanced ability to make the necessary investments to help our partners compete effectively in a complex and changing marketplace. The combined company will have:

•	Greater resources to support and partner with the independent dealer channel and resellers in other sales channels, and invest to drive enhanced value for customers, consumers and shareholders;

•	Optimized product assortment of branded and private-label products across a broad set of categories;

•	Enhanced capability to develop and offer innovative solutions to our customers, including value-added marketing and analytics to drive demand; and

•	Consolidated distribution network with greater efficiencies throughout the entire supply chain.

2.	How will this transaction impact pricing?

•	We expect there will be no changes for customers and we will continue providing you with the same high quality products and services that you have come to expect from us.

•	Keeping Essendant’s pricing competitive is an important factor in enhancing and maintaining the strength of the independent dealer channel, which is a priority for us.

3.	If I do business with Essendant as well as S.P. Richards, will my point of contact change?

•	Not at this time. Until the transaction closes, Essendant and S.P. Richards will continue to operate independently and that means there will be no changes for customers.

•	If there are any changes to your contact following the close of the transaction, we will clearly communicate that to you.

4.	Will you continue to carry all of your same products? What happens to the private label brands?

•	This announcement is only the first step in the approval and integration process – until the transaction closes, which we expect will happen before the end of 2018, this announcement will not impact Essendant’s current product and brand portfolio.

•	Following the close, the combined company will be working toward an optimized assortment of branded and private label products across a broad set of categories.

•	If any of our products or brands are changed following the close of the transaction, we will clearly communicate that to you.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

5.	What does this mean for your distribution network? Will I lose my preferred DC, or next day delivery?

•	This announcement is only the first step in the approval and integration process – until the transaction closes, which we expect will happen before the end of 2018, this announcement will not impact Essendant’s current distribution network and policies.

•	Following the close, the combined company will be working toward a consolidated distribution network with greater efficiencies throughout the supply chain, which will enhance service to support all of our customers.

•	If the distribution network is changed in a way that impacts you following the close of the transaction, we will clearly communicate that to you.

•	Our focus is on providing even more exceptional service to our customers, and we are confident that this transaction will create a stronger, more competitive partner for you.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

***

Cautionary Statement

This communication contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant and Rhino SpinCo, Inc. , Inc. , a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000